UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Provisional Earnings in Consolidated Financial Statements Base

(In trillions of KRW)

		Q2 2026	Q1 2026	Changes over Q1 2026	Q2 2025	Changes over Q2 2025
Revenue	Amount	19.26	17.88	7.7%	17.56	9.7%
	Yearly Amount	37.14	—	—	34.99	6.2%
Operating Profit	Amount	0.82	0.71	15.9%	0.61	34.9%
	Yearly Amount	1.53	—	—	1.18	29.8%
Profit before Income Tax	Amount	0.91	0.76	20.4%	0.23	300.2%
	Yearly Amount	1.67	—	—	0.74	126.1%
Profit	Amount	0.76	0.54	40.1%	0.08	808.0%
	Yearly Amount	1.30	—	—	0.43	204.8%
Profit Attributable to Owners of the Controlling Company	Amount	0.68	0.47	46.6%	0.16	328.3%
	Yearly Amount	1.15	—	—	0.46	149.3%

*

The above earnings information is prepared on a consolidated basis in accordance with K-IFRS, and the independent auditors’ review has not been finalized. Therefore, the earnings information is subject to change during the review process.

POSCO HOLDINGS Q2 2026 Earnings Release July 30, 2026

DISCLAIMER This presentation was prepared to release information to shareholders, investors and the community pertaining to the company’s business outcomes, financial performance and key operations. The financial and business statements provided in the presentation are based on data available at the time of its preparation. Therefore, certain statements may change due to various factors, e.g., audit adjustment and changes in market conditions. Additionally, this presentation contains forward-looking statements relating to the business, financial performance and outlook of the company and/or the industry in which it operates. The forward-looking statements set forth herein are not historical facts and are solely based on assessments, expectations and forecasts made in the present; therefore, these statements are uncertain and subject to risk. The readers of this presentation shall be aware that the forward-looking statements in this presentation may not correspond to the actual business performance of the company for various reasons, e.g., changes in the business environment and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with potential investments to the company. The company does not offer guarantee, expressed or implied, as to the accuracy or completeness of this presentation or the information contained herein; we do not assume liability for the information described in this presentation.

3

Q2 2026 Consolidated Business Performance

Profits improved across Steel, Rechargeable Battery Materials, and Infrastructure

Income

(KRW bil., %)


Revenue
Operating Profit
OP Margin
Q2 2025
17,556
607
3.5%
Q1 2026
17,876
707
4.0%
Q2 2026
19,259
819
4.3%

QoQ

Revenue
+1,383

OP Margin
+0.3%p

Operating Profit
+112

Financial Structure

(KRW bil., %)


Net Debt
EBITDA
Net Debt Ratio
Q2 2025
10,924
1,624
18.0%
Q1 2026
15,364
1,761
24.2%
Q2 2026
16,106
1,873
25.1%

QoQ

Net Debt
+742

Net Debt Ratio
+0.9%p

EBITDA
+112

- 2026 1H CAPEX: (Consolidated) *KRW* 3.7tril., (Separate) *KRW* 0.1tril.

Performance before Intercompany Transaction Adjustments and Consolidated Results of Major Subsidiaries

(*KRW* billion)	Revenue			Operating Profit			Net Profit		
	Q2 2025	Q1 2026	Q2 2026	Q2 2025	Q1 2026	Q2 2026	Q2 2025	Q1 2026	Q2 2026
Consolidated Income	17,556	17,876	19,259	607	707	819	84	543	761[3)]
Steel	15,022	14,964	15,393	603	345	403	350	293	60
POSCO[1)]	8,947	8,935	9,415	513	213	274	273	180	56[4)]
Overseas	4,992	4,588	4,415	80	87	94	18	32	21
Rechargeable Battery Materials	764	979	1,052	△144	△7	41	△201	△51	△19
POSCO FUTURE M[2)]	661	758	680	1	18	27	△36	6	25
POSCO-ARGENTINA	12	28	108	△58	△18	11	△86	△36	△31
POSCO-Pilbara LITHIUM SOLUTION	46	84	102	△74	△3	△1	△69	△14	△10
Infrastructure	13,347	13,859	15,466	237	405	493	△60	219	322
POSCO INTERNATIONAL[2)]	8,144	8,410	9,623	314	358	429	90	277	247
POSCO E&C[2)]	1,866	1,680	1,769	△91	53	44	△97	21	31

1) Separate 2) Consolidated, POSCO International performance includes POSCO Energy 3) Includes *KRW* 392 bil. from PZSS and QPSS divestment 4) Includes impairment loss of KRW 112 bil. related to the closure of 2FINEX, etc.

「Safe Workplace」 Initiative Metrics and Update

4

LTIFR[1)]

((No. of serious injuries + lost time injuries) x 1 mil. /total hours worked)



Global steel industry[2)]
POSCO Holdings and affiliates[3)]
0.7
0.69
0.78
0.68
0.8
'24
'25
'26.1H

1) Lost Time Injury Frequency Rate
2) (Source) worldsteel (prior to '26 1H release)
3) 37 Korean and 45 overseas business sites (associated suppliers included)

Serious accidents

(No. of deaths)



Average of global peers[4)]
POSCO Holdings and affiliates
5
5
5
9
2[5)]
1
'24
'25
'26.1H

4) 5 global (BF) steelmakers (China exluded)
5) (Source) Average minimum deaths verified by key media reports and official releases

Accident rate

(%, No. of accident victims[6)] /No. of workers covered by Workers' Comp. × 100)



Korea overall[7)]
POSCO Holdings and affiliates
0.67
0.65
0.14
0.14
0.08
'24
'25
'26.1H

6) No. of workers removed from work for 1 day or more
7) (Source) Min. of Employment & Labor. Q1 '26 registered 0.16; 1H tally to be released

Safety		
	Enhanced safety system	· POSCO Safety Solution's assessment applied to a group-wide safety management evaluation guideline (10 pts.→ Outcome (5)+ Effort & Process (5) · In collaboration with dss+[8)] (global safety consulting firm), POSCO Safety Solution performs a group-wide safety assessment · Strengthen contractor safety: Expand fair bidding (abolish lowest-bid) and transparent payment system; enhance supplier safety programs
	Upgraded safety skills	· Train supervisor candidates for safety management skills; Completed 204 sessions of the "Shared Responsibility Plus" safety workshop · POSCO E&C trained 40 foreign safety leaders to improve safety communication and training effectiveness for foreign workers · Continued operation of POSCO Group Safety Academy, supporting safety training for POSCO, 25 affilliates, 199 suppliers, and 274 regional SMEs
	Established safety culture	· Integrated Safety Metric Information System: System designed to identify risks and solutions to be shared group-wide and with contractors to reinforce risk perception · Workers' Right to Stop Work: Compile and disseminate real-life anecdotes, improve usability (mobile application) and offer incentives · Encourage participation via diverse communication channel (permanent committees, reporting channels) operation to benefit all workers, inclusive of contractors. Design and expand application of safety programs through labor & management collaboration and shared experience.

8) Formerly known as DuPont Sustainable Solutions, it was the consulting arm of DuPont; it is a global strategy and operation consulting firm with world-class knowhow in occupational safety, operational efficiency and ESG management.

Q2 Key Business Activities

5

Enhanced Rechargeable Battery Materials Competence
: Lithium resource acquisition; LFP cathodes business expansion

Australian Tier-One lithium mine investment agreement signed (Apr. 30)

- An intermediate holding company to be set up in October with MinRes of Australia (POSCO Holdings to invest $765M for 30% stake)
- Through the intermediate holding company, acquired long-term lithium concentrate offtake rights to Wodgina and Mt.Marion mines


30 April 2026
Investment Agreement Signing Ceremony
MINERAL RESOURCES
posco HOLDINGS

DLE demo plant in the U.S.

- Agreement signed (June 10) with Anson Resources to cooperate on a DLE demo plant in Utah, becoming the first Korean company to drive demo operation locally in the U.S.
- To apply POSCO Holdings' proprietary DLE technology, with goal to be operational in '27. With technology validation planned by '28, we plan to prove the commercial value of low-grade brine lithium processing, thereby expanding lithium business in NA and strengthening global resource supply chain competitiveness.


posco HOLDINGS
ANSON RESOURCES
Signing Ceremony
for
DLE Demonstration Plant Agreemen
10 June 2026

POSCO FUTURE M: Driving LFP cathode business

- Broke ground on Pohang LFP cathode plant*
  (completion by Oct. 2027 and commercial production by Dec. 2027)
  - CNP New Material: JV by PFM (20%), Fino, CNGR
- Recalibrating part of Pohang 2-2 NCM cathode production lines to LFP production. Plan to be commercially-ready by Jan. '27.
- To respond to expanding ESS and entry-level EV demand, planning phased expansion of LFP cathodes business.

6

Q2 Key Business Activities

Enhanced Advanced Materials Competence
: Expanded rare gas/rare earth supply chains and low-carbon production lines

POSCO AIR SOLUTION: Completion of rare gas plant construction (June 17)

- High-purity rare gas plant completed in Gwangyang Donghoan, paving the path to localize key materials for the semiconductor and aerospace industries
- Production system to annually produce 130K Nm^3 of xenon, krypton and neon gases, sufficient to supply approximately 52% of domestic semiconductor rare gas demand
- By leveraging feedstock associated with our steel works oxygen plant, helping to build reliable supply and expand industrial & specialized gases business portfolio


Xe/Kr
Unit.2

POSCO INTERNATIONAL: Rare earth business partnership agreement (May 22)

- Signed a partnership agreement with U.S.-based ReElement Technologies
  - Total project cost: US$200 million with goal to be commercially operational by 2028
  - JV operational control given to major shareholder – POSCO International; ReElement to provide key separation & purification technology
- To build integrated value chain by linking SE Asian resources to separation & purification in the U.S., in order to produce permanent magnets



POSCO: Completion of EAF (June 17)

- By investing *KRW* 600 bil., Gwangyang is now home to the largest domestic EAF (2.5Mtpa)
- With scrap-based production, carbon emission can be cut by as much as 75% (vs. BF), having the capacity to supply carbon-reduced steel
- By developing 'hot metal mixing' technology to mix hot metal from the BF and the EAF, we plan to expand our capacity to produce premium steel, e.g., automotive steel sheets, electrical steel ew challenge, Steel defin

Portfolio Management Update

7

From 2024 through 1H26, 85 projects generated *KRW* 2.2 tril. in cumulative cash proceeds

*based on cash collected (*KRW* 102.5 bil. demolition cost not included)

Project Scope	129 projects, including 28 under-performing businesses and 101 non-core assets
'26 1H Performance	12 projects worth cash generation of *KRW* 475.4 bil.

Steel 4 divestment, *KRW* 434 bil. cash inflow
- Sale of shares in PZSS/QPSS/STS processing center have been completed
- TEMC shares have been sold

Rechargeable Battery Materials 1 divestment, *KRW* 26.1 bil. cash inflow
- POSCO Future M sells shares of Sinuo, a Chinese anode producer

Infrastructure 7 divestments and/or liquidation, *KRW* 7.3 bil. cash inflow
- POSCO International sold its stake in CJ Philippines
- POSCO E&C divests Busan LCT Promotion Center
- POSCO E&C's Indonesian subsidiary sold a hotel
- POSCO DX divests K Bank stocks

Other 2 divestments in-progress and 1 cash collection, totaling *KRW* 8.0 bil. cash inflow
- POSCO Holdings/POSCO Wide sells parts of Auto Valley site in Seosan
- POSCO Holdings received a down payment for the sale of its stake in KC Chemical
- POSCO International sells part of the assets of its Uzbek cotton spinning subsidiary

Remaining Goal	Between 2026 2H to 2028, 44 additional projects expected to generate *KRW* 1.3 tril. *Goal adjustment: 《'24~'27 *KRW* 2.8 tril.》 → 《'24~'28 *KRW* 3.5 tril.》

POSCO

8

Production/Sales

(KRW bil., %)


Crude Steel (Kt)
Sales Volume (Kt)
Utilization Rate*
% of Strategic Products Sold**
8,374
8,169
84.4%
27.3%
8,819
8,285
89.8%
27.3%
8,884
8,357
89.5%
27.5%
Q2 2025
Q1 2026
Q2 2026

QoQ

Crude Steel (Kt)	Sales Volume (Kt)
+65	+72
Utilization Rate*	**% of Strategic Products Sold****
△0.3%p	+0.2%p

* Utilization Rate : crude steel production/crude steel capacity

** Carbon-reduced products and materials, e.g., Hyper NO, to supply high-profit, high-growth industries; strategic product portfolio is rebalanced annually

Income

(KRW bil., %)


Revenue
Operating Profit
OP Margin
Q2 2025
8,947
513
5.7%
Q1 2026
8,935
213
2.4%
Q2 2026
9,415
274
2.9%

QoQ

Revenue

+480

Operating Profit

+61

OP Margin

+0.5%p

Despite raw materials cost pressure, OP grew on higher selling price and increased sales volume

Selling price (carbon steel)	Q1 '26) KRW 920K/t → Q2 '26) KRW 962K/t (+42K/t)
Key raw materials cost (index)	Q1 '26) 100 → Q2 '26) 106.0 (+6%)
Expenses	Oil price hike drives up cost of logistics & refurbishment


(KRW bil.)
213
Higher production/sales volume
+19
Higher selling price
+432
Higher raw materials unit price
△304
Rise in expenses
△86
274
Q1 2026
Q2 2026

Steel(overseas) PT. Krakatau POSCO (Indonesia) POSCO Maharashtra (India) PY VINA (Vietnam) [PT.KP] Maintained profitability through cost-cutting activities and increased domestic sales, despite the impact of the EU’s new TRQ and the weak Indonesian rupiah [P-MH] Optimized sales mix on automotive and electrical steel with the increased Q2 selling prices and maximized sales to defend margins against rising raw material costs [PY VINA] Despite higher scrap prices, flexible sales mix management and increased domestic sales drove stable operations and sustained profits ※ [PZSS] Divestment and receipt of payment completed on April 1, 2026 Revenue Revenue +42 QoQ Operating Profit (KRW bil. ) Operating Profit Revenue +45 QoQ Operating Profit Revenue +22 QoQ Operating Profit +3 △5 Despite weaker local currencies and adverse export conditions, safeguarded OP with increased domestic sales, higher selling price, and cost-cutting efforts △3 Revenue Operating Profit Revenue Operating Profit (KRW bil. ) (KRW bil. )

POSCO FUTURE M Revenue & OP by Segment Q2 2025 Q1 2026 Q2 2026 QoQ Revenue 661 758 680 △78 Energy Material 316 434 328 △106 Base Material 345 324 352 +28 Operating Profit 1 18 27 +9 Energy Material △25 △1 3 +4 Base material 26 19 24 +5 (KRW bil.) Income Revenue Operating Profit QoQ 1 758 680 Q2 2025 OP Margin (KRW bil., %) Revenue OP Margin + 1.6%p 661 27 + 9 △78 Operating Profit Q1 2026 Q2 2026 0.1% 2.3% 3.9% 18 Base Material: Selling price of oil-linked chemical products rose, driving up sales volume and expanding margin spread to boost profit Energy Material: While sales volume declined, profitability improved QoQ with inventory valuation and overseas sales recovery [CAM] Although a partial deferral of sales lowered revenue QoQ, remained profitable with inventory valuation. [AAM] Sales volume to major customers rebounded, pushing up revenue QoQ and enhancing profitability

Lithium Subsidiaries

POSCO-Argentina (P-ARG)



Revenue
Operating Profit
Q2 2025
12
-58
Q1 2026
28
-18
Q2 2026
108
11

QoQ (KRW bil.)

Revenue
+80

Operating Profit
+29

POSCO-Pilbara LITHIUM SOLUTION (P-PLS)



Revenue
Operating Profit
Q2 2025
46
-74
Q1 2026
84
-3
Q2 2026
102
-1

QoQ (KRW bil.)

Revenue
+18

Operating Profit
+2

POSCO-HY Clean Metal (P-HYCM)



Revenue
Operating Profit
Q2 2025
37
-9
Q1 2026
44
1
Q2 2026
56
3

QoQ (KRW bil.)

Revenue
+12

Operating Profit
+2

[P-ARG] P-ARG recorded its first-ever quarterly operating profit, supported by stabilized operations at CP1 and preparations for CP2 completion.

- CP1 swung to a surplus in Q2 on facility enhancement and stable operation; CP2 is being commissioned for phased expansion and is scheduled for completion by Oct. '26
- Signed supply contracts with a global OEM and multiple batterymakers with efforts to secure additional customers; expanded sales of certified products to boost profitability

[P-PLS/P-HYCM] Profitability improved with recovery of selling price, improved utilization rate, and use of low-cost raw materials

- P-PLS enhanced profits on higher selling price and sales growth of certified products
- P-HYCM cost-competitiveness by sustaining high utilization rate and using low-cost raw materials (reported monthly surplus since Dec., '25)

※ [MinRes JV] Plan to expand production capacity at Wodgina(750→820ktpa); Mt. Marion flotation facility upgrade is planned for 2028

POSCO INTERNATIONAL Income Revenue & OP by Segment (KRW bil.) +1,213 Operating Profit +71 OP Margin +0.2%p 3.9% 4.3% 4.5% 314 8,410 358 9,623 429 Q2 2025 Q1 2026 Q2 2026 8,144 QoQ Revenue Q2 2025 Q1 2026 Q2 2026 QoQ Revenue 8,144 8,410 9,623 +1,213 Energy1) 921 1,118 1,308 +190 Steel Mtrl. etc.2) 7,223 7,292 8,315 +1,023 Operating Profit 314 358 429 +71 Energy1) 149 173 226 +53 Steel Mtrl. etc.2) 165 185 203 +18 Profit grew in both Energy (Myanmar and Australian gas fields) and Materials (e.g., Indonesian palm oil), recording highest quarterly/half-year OP 1) Consists of E&P(gas fields), LNG generation/terminal 2) Consists of steel, materials/bio businesses, including raw materials, food/palm, industrial materials, and consolidation adjustments [Gas fields] Selling price hike and FX changes at the Myanmar gas field (+KRW 53 won) and expansion of Senex gas field (QoQ +KRW 64 bil.) [Indonesian palm oil] Unfavorable weather in Q1 led to temporary slowdown of production, which was offset by the recovery in Q2 to improve performance (QoQ + KRW 43 bil.) [Trading subsidiary] Effect of deferred recognition of countervailing duty assessment in the U.S.; leveraged LNG trading capacity to enhance profitability (QoQ +KRW 18 bil.) Revenue Operating Profit OP Margin (KRW bil., %)

POSCO E&C Income Revenue & OP by Segment +89 Operating Profit △9 OP Margin △0.7%p △4.9% 3.2% 2.5% △91 1,680 53 1,769 44 Q2 2025 Revenue from Construction rose, while underperformance in Plant led to a moderate QoQ decrease in OP 1,866 QoQ Revenue Q2 2025 Q1 2026 Q2 2026 QoQ Revenue 1,866 1,680 1,769 +89 Plant 476 576 493 △83 Infrastructure* 214 - - - Construction 1,054 1,072 1,235 +163 Consolidated Accounts 122 32 41 +9 Operating Profit △91 53 44 △9 Plant △58 △25 △50 △25 Infrastructure* △49 - - - Construction 8 80 96 +16 Consolidated Accounts 9 △2 △2 - Q1 2026 Q2 2026 (KRW bil.) [Plant] Revenue grew from captive business, e.g., brine lithium phase 2, though additional costs from Samcheok Bluepower led to a marginal decline in OP [Construction] Revenue and profit rose on process acceleration to complete projects and the early initiation of Songdo G5 construction * Infrastructure was restructured into Plant segment in Q4 2025 Core metropolitan projects and business from overseas and affiliated companies pushed up orders to achieve KRW 4.9 tril. in Q2 Orders include construction of a terminal in Thailand, Wirye POSCO Global Center Site 2, and metropolitan redevelopment & apartment housing projects Revenue Operating Profit OP Margin (KRW bil., %)

Summarized Consolidated Income Statement (KRW billion) Category Q2 2025 Q1 2026 Q2 2026 QoQ Revenue 17,556 17,876 19,259 +1,383 Gross Profit 1,385 1,516 1,659 +143 (Gross Margin) 7.9% 8.5% 8.6% +0.1%p SG&A △778 △810 △840 △31 Operating Profit 607 707 819 +112 (Operating Margin) 3.5% 4.0% 4.3% +0.3%p Profit Before Tax 228 757 911 +154 Net Profit 84 543 761 +218 Net profit Attributable to Controlling Interest 160 467 617 +150 EBITDA 1,624 1,761 1,873 +112 (EBITDA Margin) 9.3% 9.9% 9.7% △0.2%p EPS (KRW) 1,975 5,896 7,785 1,889 　 No. of Outstanding Shares (thousand) 80,933 79,242 79,242 -

Summarized Consolidated Balance Sheet (KRW billion) Category Q2 2025 Q1 2026 Q2 2026 QoQ Current Assets 43,658 44,827 45,224 +397 　 Cash Balance* 16,544 14,897 14,298 △598 　 Accounts Receivable 11,095 12,265 13,333 +1,069 　 Inventories 12,338 14,144 13,968 △176 Non-Current Assets 57,497 63,519 64,489 +970 　 Tangible Assets 40,259 42,962 42,894 △68 　 Intangible Assets 4,746 5,675 5,880 +205 　 Other LT Financial Assets 2,258 3,527 3,650 +123 Total Assets 101,155 108,346 109,713 +1,367 Liabilities 40,565 44,952 45,550 +598 　 Current Liabilities 22,224 23,609 22,807 △802 　 Non-Current Liabilities 18,341 21,343 22,743 +1,399 　 (Total Interest-Bearing Debt) 27,468 30,260 30,404 +143 Shareholders’ Equity 60,590 63,394 64,163 +769 　 Controlling Interest 54,667 56,793 57,434 +641 Net Debt 10,924 15,364 16,106 +742 　 Net Debt to Equity 18.0% 24.2% 25.1% +0.9%p *Cash Balance represents Cash and Cash Equivalents and Short-term Financial Instruments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: July 30, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President